EXHIBIT 99.1

Himax Technologies Raises First Quarter Revenue, Gross Margin and EPS Guidance

TAINAN, Taiwan, April 5, 2012 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today announced that it expects its first quarter revenues, gross margin and EPS to exceed the Company's previously announced guidance on February 13, 2012.

Himax is revising its first quarter revenue guidance to $166.7 million, exceeding its initial guidance which projected revenues to decline by mid-single-digit percentage versus $169.2 million in the fourth quarter of 2011. Gross margin is now expected to be around 22.9%, as compared to previous guidance of flat or down slightly from the 22.1% in the fourth quarter 2011. GAAP EPS is now expected to be around $0.066, as compared to initial guidance of $0.03 to $0.04.

"First quarter is traditionally a low season, marked by fewer business days. Our first quarter performance is a good indication that our business has bottomed out from the trough of last year," commented Mr. Jordan Wu, President and Chief Executive Officer of Himax Technologies. "Strong sales in our display driver business and continued growth in our non-driver products contributed to overall sales, margins and EPS exceeding prior projections. We experienced robust growth across literally all product lines with strong sale-through particularly into the China market. We continue to hold the view that the first quarter is likely to be the bottom of the year for our business and we remain excited about the growth prospects of the second quarter."

The Company will provide additional details regarding its first quarter 2012 results and second quarter guidance in early May.

About Himax Technologies, Inc.

Himax Technologies, Inc. (Nasdaq:HIMX) is a fabless semiconductor solution provider dedicated to display imagine processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mount displays, LED driver ICs, power management ICs, and chipsets for TVs and monitors. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs 1,500 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. With more than 1,200 patents in three continents on its technologies, Himax has retained its position as the leading display image processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

CONTACT: Company
         Himax Technologies, Inc.
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel:  886-2-2370-3999 Ext.22300
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel:  886-2-2370-3999 Ext.22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mz-ir.com